Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Airgas, Inc.:

We consent to the use of our report dated May 29, 2012, with respect to the consolidated balance sheets of Airgas, Inc. and subsidiaries as of March 31, 2012 and 2011, the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2012, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of March 31, 2012, incorporated herein by reference.

Our report refers to a change in the method of accounting for the Company's trade receivable securitization agreement and to a change in the method of accounting for certain inventories.

/s/ KPMG LLP

Philadelphia, Pennsylvania
August 15, 2012